Exhibit 99.16

Tweed Grasslands: Creating Jobs and Economic Growth in Saskatchewan

YORKTON, SK, May 2, 2017 /CNW/ - Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to announce the closing of the previously announced acquisition of rTrees Producers Limited Inc., a late-stage applicant in Health Canada’s Access to Cannabis for Medical Purposes Regulations. If and when licensed, the site will operate as Tweed Grasslands (“Tweed Grasslands”) and become the newest facility to join Canada’s largest network of legal, licensed cannabis producers owned and operated by Canopy Growth.

Tweed Grasslands will operate a 90,000 sq. ft. facility in Yorkton with the capacity to expand operations to over 300,000 sq. ft. as the markets for medical and recreational cannabis develop.

Led by an experienced team of entrepreneurs and medical cannabis pioneers, Tweed Grasslands is now looking to hire several key positions in anticipation of commencing operations. All told, Tweed Grasslands intends to create 40-50 new permanent jobs at the Yorkton facility with substantial economic input also coming from a multi-million dollar investment in order to build out the full 90k square feet of initial production space.

“After years of hard work setting up the business we’re now excited to be focused on the task of producing medical cannabis for people all across Canada,” said Andrew MacCorquodale, Head of Operations for Western Canada, Canopy Growth and founder of Tweed Grasslands. “With support and expertise from our new colleagues at Canopy Growth we hope to be licensed and fully operational in Saskatchewan within months and that means we need to find great people to drive the vision forward.”

Tweed Grasslands will supply medical markets in Canada and abroad as they emerge in a federally legal manner, as well as the Canadian recreational cannabis market upon the establishment of a national regulatory framework.

Tweed’s existing headquarters in Smiths Falls, ON, a small town of 9,000 has benefitted very positively with over $45 million of investment put into its flagship 40-acre campus at 1 Hershey Drive, creating over 240 jobs. With the addition of Tweed Grasslands, the Company is eager to bring some of that economic activity to Saskatchewan.

The first wave of job postings is available online now.

Here’s to Future (Grasslands) Growth.

About Canopy Growth Corporation

Canopy Growth Corporation (TSX: WEED) is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly owned subsidiaries, Canopy Growth Corporation operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth Corporation has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., Bedrocan Canada Inc. or Tweed Grasslands Cannabis (collectively, the “Companies”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release, but are not limited to the factors included under “Risk Factors” in the Company’s annual information form for the fiscal year ended March 31, 2016, dated July 28, 2016. Examples of such forward-looking statements include the intention to hire and create new jobs, future investments, Tweed Grasslands Cannabis obtaining a license to legally produce cannabis, the performance of the Companies’ business and operations, the operational timeline and future operational and production capacity of Tweed Grasslands Cannabis, the impact of enhanced infrastructure and production capabilities, forecasted available product selection, future supply of the Companies’ product, the impact of the establishment of a national regulatory framework and future expectations of the industry’s generated revenue. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2017/02/c1719.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications & Media, Jordan@canopygrowth.com, 855-558-9333 ex 309; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:03e 02-MAY-17